AMIDEX FUNDS, INC.
630-A Fitzwatertown Rd,
Willow Grove, PA 19090

Kathy Curko
United States Securities & Exchange Commission
Washington, D.C. 20549

Re:           AMIDEX Funds, Inc.

Dear Ms. Churko:

The following are responses to your comments regarding the May 31, 2011 Annual Reports:

1.
Note 1 paragraph (f) states that the CDSC is paid directly to the adviser to reimburse expenses incurred in providing distribution related services to the Fund.  The Adviser is not a registered Broker Dealer that is eligible to receive transaction based compensation.

The Adviser, Index Investments, LLC, does not receive sales based compensation. Investors of Class C shares pay no commissions on the day of purchase; but the broker receives a 1.00% upfront commission. To help grow assets, the Adviser advances funds to Matrix Capital Group, the Fund's Distributor, to off-set the 1% commission retained by the broker as compensation from the amount remitted to the Fund, and in exchange, the Adviser recovers such funds from the Distributor through receipt of the 1.00% annual 12b-l fee for one year only, as well as the CDSC if the shares are sold within the first year. After the first year the Class C12b-l fees are paid to the selling broker.

2.
Note 4 discloses that the Fund has entered into administrative agreements with the Adviser and Matrix. Explain the specific services provided by each entity and confirm that the Fund is not paying twice for the same services.

Both the Adviser and Matrix Fund Services provide different administrative services to the Fund. Due to the small size of the fund, the Adviser attempts to perform as many administrative services as possible in-house instead of relying on and paying multiple third-party providers. The following is a description of services provided taken from the administrative agreements.

Index Investments provides:

“The Adviser provides the following services including but not limited to assisting with layout, typesetting and production assistance, as well as review and supervision of Fund filing and reports; coordinating supervision and assisting in preparation and mailing of shareholder communications and reports; facilitation of communication between Fund providers; assistance in preparation preparing and maintaining materials for Directors meetings including meeting notices, consents, agendas, minutes, attendance records, resolutions, compliance forms, and minute books, and coordinating preparation of necessary reports, data and materials by other service providers for presentation to the Board.”

Matrix Fund Services provides

“Provide overall day-to-day Fund administrative management, including coordination of investment advisor, custodian, auditor, transfer agency, distribution and pricing, printing and accounting services.

Assist in the preparation of filing of all Federal and State report. Prepare and file such reports, applications and documents as may be necessary or desirable to register the Fund's shares with the Federal and state securities authorities, and monitor the sale of Fund shares for compliance with Federal and state securities laws.

Prepare and file reports to shareholders, including the annual and semi-annual report to shareholders; and coordinate mailing Prospectuses, notices, proxy statements, proxies and other reports to shareholders.

Assist with layout and printing of shareholder communications, including Prospectuses and reports to shareholders.

Administer contracts on behalf of the Fund with, among others, the Fund's investment advisor, custodian, transfer agent/shareholder servicing agent, distributor, and accounting services agent.

Assist fund's legal counsel in the preparation for trustees/management meetings including, coordinating the agenda, distribution of minutes, attendance records and minute books.

Coordinate shareholder meetings, including assisting Fund counsel in preparation of proxy materials, preparation of minutes and tabulation of results.

Monitor and pay Fund bills, maintain Fund budget and report budget expenses and variances to Fund management.

Monitor the Fund's compliance with the investment restrictions and limitations imposed by the 1940 Act and state Blue Sky laws and applicable regulations thereunder, the fundamental and non-fundamental investment policies and limitations set forth in the Fund's Prospectuses and

Statement of Additional Information, and the investment restrictions and limitations necessary for each Portfolio of the Fund to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, or any successor statute.

Prepare and distribute to appropriate parties notices announcing dividends and other distributions to shareholders.

Provide other administrative services as may be agreed from time to time in writing by the Fund or Administrator.”

3.	The Fund tracks the AMIDEX35 Index. Why isn’t the Index one of the benchmarks used to compare performance.

The AMIDEX35 Israel Mutual Fund is comprised of Israeli companies traded both on the Tel Aviv and NY stock exchanges. Currently there is no other published index that covers Israeli equities traded on both markets. Since the Fund closely tracks the composition and performance of the AMIDEX35 Index, a more broadly known and widely available index was used as a benchmark.

Following comments regarding the 2009 N-CSR filing, the Board decided to include the MSCI World Index as a benchmark to the Fund.

4.
On page 3, the last paragraph states that “such a comparison may be said to be inappropriate because of the dissimilarity between the Fund’s investments and the securities comprising the indices.” Identify more specifically how the broad-based indexes differ from the Fund.

The following language will be introduced to the Board for their consideration.

The above graph depicts the performance of the AMIDEX35™ Israel Mutual Fund versus the MSCI World Index and the S&P 500 Total Return Index. The MSCI World Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The S&P 500 Total Return Index by Standard and Poor’s Corp. is a capitalization-weighted index comprising 500 issues listed on various exchanges, representing the performance of the stock market generally. Please note that indices do not take into account any fees and expenses of investing in the individual securities that they track and individuals cannot invest directly in any index.

Due to the bi-national, multi sector and market-capitalization range of the Fund there aren’t adequate publically published benchmarks for comparison. As with any fund, save an index fund, that commonly compares its performance to the MSCI World Index and the S&P 500 Total Return Index, such a comparison may be said to be inappropriate because of the dissimilarity between the Fund’s investments and the securities comprising the indices; there may be little or no congruence between these indices and the AMIDEX35™ Israel Mutual Fund, which will not invest in certain securities comprising these indices.

5.	In the prospectus it indicates the Adviser calculates the index but in the www.AMIDEX.com website it indicates that Bloomberg independently calculates and publishes the index.

The site accidently contained outdated language regarding Bloomberg. The site was reviewed and corrected to say "The Adviser calculates and publishes the AMIDEX35™ Index.

6.	Mr. Beer doesn’t appear to be listed in the Annual Reports or SAI.

Mr. Beer is the Chief Operating Officer of Index Investments, LLC, the Investment Adviser. Mr. Beer is not an Officer of the Fund. Mr. Beer is identified in the Prospectus under the heading “Management of the Fund” under “Investment Adviser: Index Investments, LLC.”

In regard to this filing, we acknowledge the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
 The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please contact me at 610-666 8426.

Very truly yours /s/ Gadi Beer Gadi Beer Vice President Index Investments, LLC.